March 21, 2008

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington D.C. 20549

Re: Virage Logic Corporation Comment Letter dated March 7, 2008.

Dear Ms. Tillan:

We, Virage Logic Corporation (the “Company”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of March 7, 2008. For your convenience, we have set forth the Staff’s comments in bold and italicized type before each of our responses.

Form 10-K for the fiscal year ended September 30, 2007

Form 8-K filed January 30, 2008

1.	We see that you present your non-GAAP measures and reconciliation in the form of a non-GAAP statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of revenues, non-GAAP research and development expense, non-GAAP selling and marketing expense, non-GAAP general and administrative expense, non-GAAP restructuring expense, non-GAAP total operating expense, non-GAAP operating income, non-GAAP income before income taxes and non-GAAP income tax provision. In fact, it appears that management does not use these non-GAAP measures, but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

In response to the Staff’s comment, the Company advises the Staff that the company will eliminate the non-GAAP statement of income from all future filings and will disclose any non-GAAP measures used by management in accordance with Item 10 of Regulation S-K, which will include reconciliations.

The Company will revise its earnings press release to include a paragraph similar to the following:

We believe the financial figures we include that are not presented in accordance with GAAP assist investors in understanding our business and operating results. This information is intended to provide investors with useful supplemental data regarding the underlying economics of our business operations because operating results presented under GAAP may include items that are nonrecurring or not necessarily relevant to ongoing operations, or difficult to forecast for future periods. The Company’s management evaluates and makes operating decisions about its business operations primarily based on revenue and the core costs of those business operations. Management believes that the amortization of intangible assets, stock-based compensation and restructuring charges are not part of its core business operations. Therefore, management presents non-GAAP financial measures, along with GAAP measures, in this earnings release by excluding these items from the period expenses. The income statement line items involved in the adjustment from GAAP to non-GAAP presentation in this earnings release are amortization of intangible assets and stock-based compensation that are included in cost of revenues, research and development, general and administrative and sales and marketing expenses. To determine our non-GAAP tax provision, the Company recalculates tax based on non-GAAP income before taxes and adjusts accordingly.

For each such non-GAAP measure, the adjustment provides management with information about the Company’s underlying operating performance that enables a more meaningful comparison of our finance results in different reporting periods. For example, since the Company does not acquire businesses on a predictable cycle, management excludes acquisition-related charges in order to provide a more consistent and meaningful evaluation of the Company’s operating expenses. Management also excludes the impact of stock-based compensation to help it compare current period operating expenses against the operating expenses for prior periods. In addition, the availability of non-GAAP information helps management track actual performance relative to financial targets. This information also helps investors compare the Company’s performance with other companies in the industry, which use similar financial measures to supplement their GAAP financial information.

Management recognizes that the use of these non-GAAP measures has limitations, including the fact that management must exercise judgment in determining which types of charges should be excluded from the non-GAAP financial information. Management believes that providing this non-GAAP financial information, in addition to GAAP information, facilitates consistent comparison of the Company’s financial performance over time. The Company has historically provided non-GAAP information to the investment community, not as an alternative but as an important supplement to GAAP information, to enable investors to evaluate the Company’s core operating performance in the way that management does.

Our non-GAAP financial measures are not intended to be performance measures that should be regarded as alternatives to, or more meaningful than, our GAAP financial measures. Non-GAAP financial measures have limitations as they do not include all items of income and expense that affect our operations, and accordingly should always be considered as supplemental to our financial results presented in accordance with GAAP.

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of the information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

In response to the Staff’s comment, the Company advises the Staff that we understand your comment and its ramifications. We do not plan on filing the information in a 33 Act registration statement.

As requested in your letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any additional comments or questions. I can be reached at 510-360-8025.

Thank you.

Regards,

/s/ Christine Russell
Christine Russell Vice President of Finance and Chief Financial Officer Virage Logic Corporation